FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Riley Thomas E.	2. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Regional Executive Vice President
(Last) (First) (Middle) 111 SE 8th Ave., #1602	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year January/2003				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Ft. Lauderdale FL 33301								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.10 par value								42,780(1)	D	Individually
Common Stock, $.10 par value								115,300	I	Stock Performance Plan(2)
Common Stock, $.10 par value								32,089	I	401(k) Plan(3)
Common Stock, $.10 par value	1/11/03		J	V	425	A	N/A	425	I	Spouse(4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	9.6719(b)							4/21/01	4/20/10	Common Stock	10,340			D
	9.6719(b)							4/21/02	4/20/10	Common Stock	10,340			D
	9.6719(b)							4/21/03(d)	4/20/10	Common Stock	75,044			D
	9.6719(b)							4/21/04(d)	4/20/10	Common Stock	10,340			D
	9.6719(b)							4/21/05(d)	4/20/10	Common Stock	10,340			D
	9.6719(b)							4/21/06(d)	4/20/10	Common Stock	10,340		126,744(c)	D

Explanation of Responses:

(1)   Total includes shares acquired through the Company's Employee Stock Purchase Plan in 2002.

(2)   These securities were awarded at various dates pursuant to the Company's Stock Performance Plan based upon the satisfaction of conditions contained in that Plan.

(3)  Based upon information supplied as of 1/8/03 by the Plan's recordkeeper.  Number of shares varies periodically based on contributions to plan.

(4) Acquired as result of marriage on 1/11/03.  Reporting Person disclaims beneficial ownership in shares owned by Spouse of Reporting Person.

(a)   Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan") effective April 21, 2000.  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)   The original exercise price per share of $38.6875 was adjusted to reflect the two-for-one stock splits effective August 23, 2000, and November 21, 2001, respectively.

(c)    Amount represents original grant of options to buy 31,686 shares of Company's common stock, after adjustment to reflect two-for-one stock splits effective August 23, 2000 and November 21, 2001, respectively.

(d)   These options vest and become exercisable on 4/20/10, unless accelerated based on satisfaction of conditions established pursuant to the Plan, in which case up to 75,044 options may vest and become exercisable on 4/21/03, and an additional 10,340 would vest on each of 4/21/04, 4/21/05 and 4/21/06.

		/S/ THOMAS E. RILEY	1/11/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	THOMAS E. RILEY

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